Mail Stop 4720

June 18, 2009

By U.S. Mail and Facsimile to: (561) 367-6225

Mr. Gideon D. Taylor
Chairman and Chief Executive Officer
Willing Holding, Inc.
3 Centerview Drive
Greensboro, NC 27407

>**Re:** **Willing Holding, Inc.**
>**Form 10/A**
>**Filed May 27, 2009**
>**Form 10-Q/A**
>**Filed May 27, 2009**
>**File No. 000-53496**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10/A filed May 27, 2009

Willing Holding, Inc. Financial Statements
Balance Sheet, page F-2

1. We have reviewed your response to prior comment three from our letter dated May 15, 2009. As previously requested, please tell us in detail how you applied *each* of the criteria in paragraphs 12-32 of EITF 00-19 in arriving at your conclusion that

Series A Preferred Stock should be classified as equity. Please provide us with a copy of your Preferred Stock agreement and any other related agreements.

2. Further, based on your response to prior comment three and the disclosure on page 33 of your filing, it appears that the number of shares of Class A common stock issuable upon conversion of the Series A Preferred Stock will vary depending on the number of shares of Class A common stock issued and outstanding at the time of conversion. Therefore, it appears that the contract does not contain an explicit limit on the number of shares to be delivered in a share settlement (one of the conditions for equity classification contained in paragraph 20 of EITF 00-19). Please tell us how determined you met this condition, or revise as necessary.

3. In your response to prior comment three, you state that in order to provide additional clarification, you revised your critical accounting policy disclosure to include the classification methodology of the preferred shares. We are unable to locate the revisions. Please revise or advise us as necessary.

Notes to Financial Statements
Note 1 – Organization and Business Policies

Impairment Loss on Investments, F-8

4. We note you revised your financial statements to reflect a gain on these investments. Please revise your disclosure for consistency.

Note 2 – Goodwill, page F-9

5. We note your disclosure that the company recognized goodwill on its issuance of stock to the shareholders of record at the time of separation from the parent. As you determined no goodwill should be recognized in connection with the spinoff, please revise as necessary.

6. We have reviewed your revised disclosures in response to prior comment seven from our letter dated May 15, 2009. Based on the information provided, it appears that the purchase price of New World was $72,000 (the value of the stock issued for the company) and that goodwill (not the purchase price) should equal $757,887. Please revise or advise us.

Note 7 – Related Party Transaction, page F-11

7. We have reviewed your response and revised disclosures to prior comment eleven from our letter dated May 15, 2009. As previously requested, please revise to specifically disclose the fair value of the securities ($.165) and the reasons why you

paid Mr. Taylor an amount in excess of the then current fair value ($.20).

Form 10-Q/A for Fiscal Quarter Ended March 31, 2009

8.   Please amend your filing to include an explanatory paragraph in the front of the document that summarizes the reason (s) for the amendment. If the amendment results from corrections of errors on previously issued financial statements, please revise to disclose the information required by paragraph 26 of SFAS 154 and mark the applicable financial statements as restated. Additionally, tell us how you considered the need to file an Item 4.02 Form 8-K.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume at (202) 551-3474 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Bruce C. Rosetto, Esq.
        Greenberg Traurig, PA
        5100 Town Ceneter Circle, Suite 400
        Boca Raton, FL 33486